FRED B. GREEN

FGREEN@BODMANLLP.COM

313-392-1056

BODMAN LLP

6TH FLOOR AT FORD FIELD

1901 ST. ANTOINE STREET

DETROIT, MICHIGN 48226

313-393-7579 FAX

313-259-7777

April 28, 2008

Mr. Jim B. Rosenberg.

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Caraco Pharmaceutical Laboratories, Ltd.
Form 10-K for the Year Ended March 31, 2007
Filed May 14, 2007
File No. 001-31773

Dear Mr. Rosenberg:

This letter is on behalf of Caraco Pharmaceutical Laboratories, Ltd. (“Caraco” or the “Company”), responds to your letter dated April 15, 2008, and follows Caraco’s response dated March 31, 2008 to your first letter dated March 18, 2008. Caraco appreciates this opportunity to supplement its response to your comments and enhance its disclosures.

Caraco’s responses are keyed to the items identified in your letter dated April 15, 2008. Caraco has included your comments in bold and has responded to each point accordingly. Caraco has included the additional disclosure-type information, as requested, together with explanations which address your specific inquiries. Caraco proposes to include disclosures, similar to those set forth below and in its previous response dated March 31, 2008, in its Form 10-K for the year ended March 31, 2008, which is due to be filed shortly, as well as future quarterly and annual reports, with changes necessary to address then-current circumstances and trends. As explained in greater detail below, while Caraco believes that the enhanced disclosure is helpful, Caraco does not believe that it necessitates an amendment to its Form 10-K for the year ended March 31, 2007.

Form 10-K - March 31, 2007

Item 1. Business, page 1

Sun Pharmaceutical Industries Limited, page 4

1.

We have reviewed your response to prior comment 1. Please revise your summary of the oral agreement with Sun Pharma in Attachment 1 to provide more information regarding its supply of raw materials and formulations to the company. For example, please provide the following information:

•        The name of the raw materials which Sun Pharma has agreed to supply;

•        Describe the formulations, including each of the products to which the formulations relate;

 •        Please clarify whether there is an agreement by either party to exclusively supply or exclusively purchase any of these materials or formulations;

•        Please clarify whether there is an agreement with regard to the term and/or termination of this agreement; and

•        To the extent material, please provide any established pricing information for these materials and formulations.

Please also discuss any difficulties you would face in replacing Sun Pharma, including any difficulties a new party would face in providing the raw materials, formulations and equipment that Sun Pharma currently provides. If you don't think these difficulties would be a barrier to entering into a new agreement with a new partner you should explain why this is so.

Sun Pharmaceutical Industries Limited, page 4

Caraco has revised the summary of the oral agreements with Sun Pharma to be included as an exhibit to its SEC periodic reports to read as follows (marked for your convenience to show changes from the original disclosure in our March 31, 2008 responses):

Exhibit 10.23

Summary of Oral Agreements Between Sun

Pharmaceutical Industries Limited (“Sun Pharma”) And Caraco Pharmaceutical

Laboratories, Ltd. (“Caraco”) With Respect to Certain Raw Materials and Formulations

And The Acquisition of Machinery And Equipment

1.      Caraco has agreed to obtain various raw materials (primarily active pharmaceutical ingredients) and formulations related to its products from Sun Pharma and its affiliates, and Sun Pharma and its affiliates have agreed to provide such raw materials and formulations to Caraco to the extent they can on terms not materially less favorable in the aggregate than would be usual and customary in similar transactions between unrelated parties dealing at arm’s length. There is no agreement between Caraco and Sun Pharma and its affiliates to exclusively purchase or exclusively supply, respectively, any raw materials. There is no fixed term of any agreement to purchase or supply any raw material. Any oral agreements related to product may be terminated at any time.

2.      Caraco uses Sun Pharma and its affiliates to procure certain equipment and machinery only when it is financially beneficial to Caraco to do so. Sun Pharma and its affiliates have agreed to provide such machinery and equipment to Caraco at their cost therefor.

The oral agreements reflected in Exhibit 10.23 are ongoing agreements. Accordingly, the raw materials purchased from Sun Pharma may change from time to time based on new FDA approvals or discontinuation of products or if the raw materials are not competitive. We may or may not purchase raw material on new product approvals from Sun Pharma. Based on product volume, Caraco currently obtains a substantial portion of its raw materials from Sun Pharma and its affiliates on terms not materially less favorable in the aggregate than would be usual and customary in similar transactions between unrelated parties dealing at arm’s length. Caraco intends to add this disclosure to its current disclosure. (See revised disclosure below.)

There is no established fixed pricing for the raw materials. Prices change in accordance with competitive, economic and market conditions. In the generic pharmaceutical business, prices are dynamic and negotiated as the market price erodes throughout each year. As noted above, prices paid are on terms not materially less favorable than are obtained between unrelated parties dealing at arm’s length.

With respect to the SEC's request for listing individual raw materials, formulations and pricing information, Caraco considers this information confidential, the disclosure of which could cause competitive harm. The Company operates in a highly competitive environment, in which the disclosure of the specific raw materials and formulations, and the prices paid for such raw materials and formulations could allow a competitor to impact the Company's market share with respect to a product or group of products, or otherwise competitively harm the Company's efforts to compete in the market. The disclosure of such information could enable the Company's competitors to identify the Company's pricing strengths and target the Company's pricing weaknesses, resulting in competitive harm to the Company. Accordingly, the Company believes that the availability of such disclosure to the Company's prospective and existing shareholders is far outweighed by the competitive harm to the Company that may be caused by any such disclosure.

In the event that the Company would be required to identify a new supplier of the specific raw materials, formulations or equipment currently supplied by Sun Pharma under the oral agreements, the Company believes it could do so without significant difficulty. In the case of raw materials and formulations, the transition to any new supplier could be accomplished in approximately nine months, based on obtaining approval by the FDA of the new supplier. The Company can acquire equipment from a supplier other than Sun Pharma at any time. The Company believes that any change to a new supplier of individual raw materials, formulations or equipment under the oral agreements would not materially impact the Company's business.

Additionally, the Company intends to disclose the following  in its future disclosures related to its agreements with Sun Pharma (marked to show the changes from the original disclosure in the Form 10-K for the fiscal year ended March 31, 2007):

Sun Pharma has been instrumental in our growth. It has established Research and Development Centers in Mumbai and Vadodora, India, where the development work for products is performed. In addition, pursuant to oral agreements, Sun Pharma and its subsidiaries supply us with various raw materials and formulations and assist us in acquiring machinery and equipment to enhance our production capacities. We obtain a substantial portion of our current raw materials from Sun Pharma and its subsidiaries. We purchase 12 active pharmaceutical products from Sun Pharma and 35 active pharmaceutical products from other third parties. Caraco currently purchases a single formulation from Sun Pharma.  We also obtain formulations from Sun Pharma and its subsidiaries under our marketing agreement (see below). During Fiscal 2007, we purchased approximately $38.8 million in raw materials and formulations under these agreements from Sun Pharma and its subsidiaries, as compared to $28.1 million during Fiscal 2006 and $5.3 million during the Transition Period. Sun Pharma and its affiliates provide such raw materials and formulations to Caraco on terms not materially less favorable in the aggregate than would be usual and customary in similar transactions between unrelated parties dealing at arm’s length. We acquired $0.8 million worth of machinery and equipment during Fiscal 2007 from Sun Pharma and its affiliates as compared to $0.2 million during Fiscal 2006 and $0.1 million during the Transition Period. Such machinery and equipment was sold to us at Sun Pharma’s cost. In the event that we would be required to identify a new supplier of raw materials, formulations or equipment currently supplied by Sun Pharma and its subsidiaries under the oral agreements, we believe we could do so without significant difficulty. In the case of specific raw materials and formulations, the transition to any new supplier could be accomplished in approximately nine months, based on the approval by the FDA of the new supplier. Caraco uses Sun Pharma and its affiliates to procure certain equipment and machinery only when it is financially beneficial to Caraco to do so. For the most part, we procure equipment from third parties other than Sun Pharma. We believe that any change to a new supplier of specific raw materials, formulations or equipment under our oral agreements would not have a material adverse effect on our operations.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Annual Bonus, incorporated from page 12 of the definitive proxy statement filed 7/30/07

2.        We have reviewed your response to prior comment 9. You have not (a) quantified the sales goals necessary to be achieved for each of your named executive officers to earn their annual cash incentive awards or (b) named the products and quantified the sales goals to be achieved as part of your senior vice president of business strategies' annual cash incentive awards. Please disclose the specific sales targets and name the products and the specific sales goals associated with those products. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Caraco intends to include disclosure in future reports similar to the disclosure provided below (marked for your convenience to show changes from our response to prior comment 9 dated March 31, 2008):

Annual Cash Bonus Recognition Program

Our annual cash bonus recognition program is specifically designed to provide at-risk and contingent cash awards based on the achievement of performance goals which are linked directly to individual, business and strategy objectives for each participant. This linkage, particularly when combined with a market-based base salary program, provides our officers with a competitive level of compensation when objectives are achieved.

Annual Cash Bonus Recognition Award for our Chief Executive Officer

On an annual basis, the Compensation Committee determines whether to award a cash bonus to our Chief Executive Officer based on the Company's performance and his individual performance contribution during the fiscal year. The Compensation Committee may award a bonus, however, even if a particular target is not achieved, in its discretion.

In fiscal year 2007, our Chief Executive Officer, was eligible to receive a targeted cash bonus of up to 50% of his base salary, or $202,800. A cash bonus of forty nine percent (49%) of his base salary was ultimately awarded by the Compensation Committee due to a slight variation in sales achievement vs. target achievement of the Company. Other 2007 performance parameters included:

●	maintaining fiscal 2006 gross profit margins;

●	lowering overall SG&A percentage from that of fiscal 2006;

●	increasing product development;

●	reducing days sales outstanding from that of fiscal 2006.

Each of such factors accounted for 20% of the targeted cash bonus.

Annual Cash Bonus Recognition Awards for our Named Executive Officers other    than our Chief Executive Officer

Each year, the Compensation Committee adopts a program, based on the recommendation of our Chief Executive Officer, that provides specific achievements and the weight of those achievements as part of the overall target bonus. The attainment level of these goals is used to calculate the Annual Cash Bonus Recognition portion of the total compensation of our executive officers. The target bonus percentage is a standard percentage for each position and that position's contribution to the overall operation of the Company. The Compensation Committee may award a bonus, however, even if a particular target is not achieved, in its discretion.

Each named executive officer's (other than our Chief Executive Officer's) annual cash incentive award for 2007, and the weight of each respective achievement, was structured as follows:

•  Our Interim Chief Financial Officer, received approximately 89% of his targeted bonus of 15% of his base salary, predicated on the level of attainment of the following targets: achievement of shorter period to complete and file our Forms 10-Q and 10-K (25%), achievement of the Company's overall sales goals (25%), establishment of a standard quarterly reporting structure (25%), and the balance (25%) based on the discretion of our Chief Executive Officer.

•  Our Senior Vice-President Business Strategies received approximately 85% of his targeted bonus of 25% of his base salary predicated on the level of attainment of the following targets: achievement of the Company's overall sales goals (50%), achievement of certain product sales (25%), and the balance (25%) based on the discretion of our Chief Executive Officer.

•  Our Senior Vice-President-Regulatory received approximately 89% of his targeted bonus of 27% of his base salary, predicated on the level of attainment of the following targets: timely ANDA submissions with no major deficiencies (25%), implementation of an electronic ANDA and Structured Product Label for FDA submissions (25%), achievement of the Company's overall sales goals (25%), and the balance (25%) based on the discretion of our Chief Executive Officer.

The Company’s sales achievement goals, which comprise part of the bonus of our Chief Executive Officer and the other named executive officers, are designed to require significant performance growth. There is no assurance that any established goal will be achieved. The sales objectives are set to attain at least the minimum guidance that we have provided in our Form 10-K under Future Outlook at the end of the fiscal year. This guidance is significantly in excess of sales for the prior year. We believe that it is likely that a substantial portion of the bonus for the sales achievement goals will be earned based on the expected motivated performances of our named executive officers, but that extraordinary efforts will be necessary to achieve the entire bonus for such parameter.

Similarly, the bonus allocated to the Senior Vice President Business Strategies for achievement of certain product sales is set at a very high threshold. While there is no assurance of its success, we believe that a substantial part of the bonus for that parameter will be earned based on his motivated performance, but that extraordinary efforts will be necessary to achieve the entire bonus for such parameter.

As noted in comment 2 above, Instruction 4 to Item 402(b) of Regulation S-K specifies that registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. With regard to comment 2’s request regarding the quantification of the Company's sales goals necessary to be achieved for the Chief Executive Officer and each of the Company's named executive officers to earn their annual cash bonus, and the naming of products and related sales goals to be achieved as part of the Company's Senior Vice-President Business Strategies to earn his annual cash bonus, the Company considers this information confidential, the disclosure of which could cause competitive harm to the Company. The disclosure of the Company's specific sales goals, and the identification of products along with the Company's specific sales goals for these products, may allow the Company's competitors to gain an advantage over the Company and pursue a similar compensation or market strategy. The Company operates in a highly competitive environment, in which the disclosure of such information could allow a competitor to impact the Company's market share with respect to a product or group of products, or otherwise competitively harm the Company's efforts to develop and grow new or existing market opportunities. Moreover, the Company's sales targets explicitly imply the Company's pricing expectations and product strategy. As a result, the Company's competitors can identify the Company's opportunities to develop and grow new or existing markets, and can formulate their own business strategies to preempt or counteract the Company's efforts. The Company does not believe that the disclosure of the Company's specific sales targets would provide any information that is material to an investor to further enhance his or her understanding of each individual executive officer's compensation structure or assist an investor in making an informed investment decision regarding the purchase or sale of shares in the Company. Overall, the Company believes that the availability of such disclosure to the Company's prospective and existing shareholders is far outweighed by the competitive harm to the Company that may be caused by any such disclosure. The Company is a small company in the generic pharmaceutical industry. Providing our competition with information which can be used against the Company could be materially adverse to its operations. The competition has significantly more resources and financial standing to use the Company’s disclosed information to the Company’s detriment and to theiradvantage.

Financial Statements, page F-1

Notes to Financial Statements, page F-10

Research and Development Costs, page F-10

3.        Refer to your response to comment four. Please tell us the uncertainties existing after attaining bioequivalency in filing the ANDA and in getting it approved by the FDA after filing the ANDA. Include in your response a chronology of events beginning with attaining bioequivalency to FDA approval describing the nature and extent of uncertainties existing along the way. Describe for us any issues you have experienced in getting ANDA's approved.

Caraco intends to include disclosure in future reports similar to the disclosure provided below (marked for your convenience to show changes from the disclosure in our response dated March 31, 2008):

Series B convertible preferred stock (Note 7) is issued on an ongoing basis to Sun Pharma and its affiliates under the Products Agreement between the Corporation and Sun Global in exchange for the formulations of technology products delivered by Sun Global to the Corporation. The resulting amount of research and development expense is charged to operations and is determined based on the fair value of the preferred shares on the date the respective product formula passes its bio-equivalency studies. The fair value of such shares is based upon an independent valuation. The exchange of shares is prior to the initial ANDA submission to the FDA.

In our experience, generally the submission of the ANDA to the FDA is approximately thirty days after the receipt of notice that the product formula passes its bio-equivalency study. An ANDA contains data related to a generic drug product which is submitted to the FDA's Center for Drug Evaluation and Research, Office of Generic Drugs (OGD) for review and approval. The FDA must first determine the completeness of the filing and may deny the filing if it is incomplete. There are various reviews that are completed, including bio-equivalency, chemistry and manufacturing, and labeling. The bio-equivalency of a generic drug product is established by measuring the level of active ingredients in the bloodstream of a human over a period of time and comparing those measurements to those established by the innovator drug product. Accordingly, the generic version of a drug product must generally deliver the same amount of active ingredients into the bloodstream within the same timeframe as that of the innovator drug product. Following an indication that the generic drug product has passed its bio-equivalency study, the generic drug product will undergo reviews for chemistry and manufacturing, as well as labeling. In each case, the OGD has an opportunity to raise questions or comments, or issue a deficiency letter. In the event that one or more deficiency letters are issued by the OGD, the submission of the ANDA may be halted or delayed as necessary to accommodate the correction of any such deficiencies and the completion of any additional reviews required. Minor deficiencies could delay the approval anywhere from 10 days through 90 days, or more. Major deficiencies could stop the evaluation process. A restart of the FDA review process after a major deficiency could take up to 180 days. Generally, any deficiencies we have experienced have been minor.

Research and development costs settled in cash are charged to expense as incurred.

Caraco is requesting that it include the enhanced disclosures, similar to those set forth in this letter and in its March 31, 2008 response to you, in its Form 10-K for the year ended March 31, 2008, which is due to be filed shortly, with changes necessary to address then-current circumstances and trends. Caraco does not believe that the enhanced disclosure necessitates an amendment to its Form 10-K for the year ended March 31, 2007 for several reasons.

The enhanced disclosures do not correct materially misleading statements or fill gaps in information which would be deemed material omissions. The disclosures do help quantify, for example, the percentage of total net sales by each of Caraco’s wholesalers as opposed to providing an aggregate amount for such wholesalers. Similarly, the discussion of Caraco’s oral agreement with Sun has been enhanced to add that Caraco does not believe that it would be difficult to find a new supplier for its raw materials or equipment. The key disclosure, however, is that Caraco does obtain current raw materials from Sun Pharma and that purchases of such raw materials approximated $38.8 million in Fiscal 2007. The added disclosure is helpful, but not material. In connection therewith, new Exhibit 10.23 merely summarizes what has been disclosed in the narrative portion of Caraco’s Form 10-K. As noted, Caraco will add tables presenting two fiscal years of a quarterly presentation of net sales and other certain line items. The past four quarters of Fiscal 2006, while not included in Caraco’s Form 10-K for the year ended March 31, 2007, were disclosed and can be found in Caraco’s Form 10-K for the year ended March 31, 2006. In addition, the disclosure of the name of the independent valuation firm does not constitute information material to shareholders necessitating an amendment. The critical disclosure was that Caraco used an independent valuation firm. Caraco has also expanded its disclosure about its milestone payments and revised its table with respect to contractual obligations. However, the milestone payments total $800,000, which is immaterial based on the company’s current size. Further, Caraco has agreed to expand its disclosure in its proxy statement with respect to compensation paid to its named executive officers. This enhanced disclosure will be helpful to investors in the 2008 proxy statement when they are asked to vote on the election of the 2008 class of directors running for election. The information again, while useful, is not material. As noted earlier, Caraco is a small company in the generic pharmaceutical industry. The compensation paid to Caraco’s named executive officers are proportionate to the Company’s size and relative to its size in the industry. In the aggregate, compensation for the named executive officers is not a significant portion of the Company's overall operating expense. While the payment of gross or excessive compensation is certainly of interest to shareholders, the amount of Caraco’s compensation, which has been disclosed, should be considered and given weight in a determination that an amendment is not warranted.

Caraco does appreciate the suggested enhancements to the disclosures and does believe that they will be useful to investors, but for the foregoing reasons, respectfully requests that it be permitted to make the expanded and enhanced disclosures in future filings.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Fred B. Green
Fred B. Green

cc.	Daniel H. Movens, Chief Executive Officer
Mukul Rathi, Interim Chief Financial Officer